UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41444

Intelligent Living Application Group Inc.

Unit 2, 5/F, Block A, Profit Industrial Building

1-15 Kwai Fung Crescent, Kwai Chung

New Territories, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Intelligent Living Application Group Inc. (the “Company”) held two extraordinary general meetings of the Company at 10:00 a.m. and 10:30am on December 15, 2025, local time, respectively, at Unit 2, 5/F, Block A, Profit Industrial Building, 1-15 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong (the “Meetings”). At the Meetings, shareholders of the Company approved:

(i)	to effect a share consolidation/reverse stock split of all the issued and outstanding and authorized and unissued ordinary shares (the “Ordinary Shares”) and preferred shares including Series A and Series B preferred shares (the “Preferred Shares”) of the Company be consolidated with a corresponding increase in the par value of the Company’s Ordinary Shares and Preferred Shares, at any one time or multiple times during a period of up to one year after the date of the approval of the authorization of share consolidations by the shareholders of the Company, at the exact consolidation ratio and effective time as the Board of Directors of the Company (the “Board”) may determine from time to time in its absolute discretion provided that the accumulative consolidation ratio for all such share consolidation(s) shall not be more than 1:200 (the “Range”), to be determined by the Company’s Board in its sole discretion. The registered office provider is authorized to file the Share Consolidation based on these resolutions and board resolutions to be adopted in relation to such share consolidation (the “Share Consolidation”); and

(ii)	in respect of any all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, the directors be and are authorised to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalising all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares and Preferred Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares and Preferred Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation (the “Fractional Share Arrangement”); and

(iii)	the authorised share capital of the Company be and is increased from US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each, comprising of (a) 450,000,000 Ordinary Shares of a nominal or par value of US$ 0.0001 each, and (b) 50,000,000 Preferred Shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles of Association of the Company (the “Articles”) to US$500,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.0001 each, comprising of (c) 4,500,000,000 Ordinary Shares of a nominal or par value of US$ 0.0001 each, and (d) 500,000,000 Preferred Shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles by the creation of an additional 4,050,000,000 ordinary Shares of a nominal or par value of US$ 0.0001 each, and 450,000,000 Preferred Shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles each in the capital of the Company, which shares shall rank pari passu in all respects with the existing authorised and issued shares of the same class in the share capital of the Company; and

(iv)	clause 8 of the Company’s memorandum of association be and is deleted in its entirety and replaced with the following new clause 8: The share capital of the Company is US$500,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.0001 each, comprising of (i) 4,500,000,000 Ordinary Shares of a nominal or par value of US$ 0.0001 each, and (ii) 500,000,000 Preferred Shares of a nominal or par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 12 of the Articles. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorised share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Intelligent Living Application Group Inc.

Date: December 19, 2025	By:	/s/ Bong Lau
	Name:	Bong Lau
	Title:	Chief Executive Officer

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